UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

TOP KINGWIN LTD

(Exact name of registrant as specified in its charter)

Room 1304, Building No. 25, Tian’an Headquarters Center, No. 555

North Panyu Avenue, Donghuan Street

Panyu District, Guangzhou, Guangdong Province, PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Departure of Directors; Appointment of Directors; Compensatory Arrangements with Directors

On October 9, 2024, Mr. Kenny K. Cheng resigned from his position as a member of the board of directors (the “Board”) of Top KingWin Ltd. (the “Company”). Mr. Cheng’s resignation was for personal reasons and was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On October 9, 2024, Mr. Richard W.Y Seow resigned from his position as a member of the Board of the Company. Mr. Seow’s resignation was for personal reasons and was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On October 11, 2024, the Nominating and Corporate Governance Committee of the Board (the “Nominating Committee”) nominated and the Board appointed Ms. Yanna Li as a director of the Board to fill the vacancy. The Board has determined that Ms. Yanna Li qualifies as an independent director under the rules of the Nasdaq Stock Market LLC (the “Nasdaq”). Ms. Yanna Li will serve as the chairwoman of the Nominating Committee, a member of the Audit Committee, and a member of the Compensation Committee. In connection with her appointment, Ms. Yanna Li will receive a monthly compensation of $8,000 or equivalent stock for her services as a director of the Board, pursuant to the offer letter between Ms. Li and the Company.

On October 11, 2024, the Nominating Committee nominated and the Board appointed Mr. Yibing Li as a director of the Board to fill the vacancy. The Board has determined that Mr. Yibing Li qualifies as an independent director under the rules of the Nasdaq. Mr. Yibing Li will serve as the chairman of the Compensation Committee, a member of the Audit Committee, and a member of the Nominating Committee. In connection with his appointment, Mr. Yibing Li will receive a monthly compensation of $10,000 or equivalent stock for his services as a director of the Board, pursuant to the offer letter between Mr. Li and the Company.

On October 11, 2024, the Nominating Committee nominated and the Board appointed Mr. Zhanlin Liao, a current member of the Board, to serve as the chairman of the Audit Committee and a member of the Nominating Committee, in addition to his current role as a member of the Compensation Committee. The Board has determined that Mr. Zhanlin Liao qualifies as an audit committee financial expert under the rules of the Securities Exchange Commission (the “SEC”) and that Mr. Zhanlin Liao possesses past employment experience in finance that demonstrates his financial sophistication under the rules of the Nasdaq.

There is no family relationship among Ms. Yanna Li, Mr. Yibing Li, and any of our other officers and directors. There are no understandings or arrangements between the two incoming directors and any other person pursuant to which they were appointed as directors.

Mr. Yibing Li, aged 43, has been the chairman and general manager of Shenzhen Qianhai Shanjian Capital Management Co., Ltd. since January 2020, in charge of leading the company’s artificial intelligence (“AI”) hardware design investment projects. Mr. Li was the AI hardware product manager in Shenzhen Hanyu Technology Co. from January 2016 to December 2019. Mr. Li was also the product manager in Shenzhen Boyingtong Technology Co., Ltd. from March 2014 to December 2019. Mr. Li has a bachelor’s degree from Massey University of New Zealand.

Ms. Yanna Li, aged 38, has been the general manager of Guangzhou Chanfa Enterprise Development Co., Ltd. since July 2021, in charge of the overall marketing and operations management. Ms. Li was the assistant general manager of Shenzhen Bode Century Enterprise Management Consulting Co., Ltd. from February 2010 to June 2021. Ms. Li graduated from Guangzhou Nanyang Ligong College in 2005, majored in Chinese/English bilingual secretary service. Ms. Li also studied in Guangzhou University, majored in business management, from 2012 to 2015.

Mr. Zhanlin Liao, aged 37, has been the financial director of Fenglian International Co., Ltd. since June 2019. From January 2014 to January 2019, Mr. Liao was the financial manager of BYD Co., Ltd. From October 2009 to December 2013, Mr. Liao was the assistant manager of KPMG Huazhen LLP Accounting Firm. Mr. Liao earned his bachelor’s degree in financial applied computing from Nanyang Technological University in September 2009.

The following table sets forth the Board’s committee composition as of the date of this report:

Committee	Chairperson	Member	Member
Audit Committee	Zhanlin Liao	Yanna Li	Yibing Li
Nominating and Corporate Governance Committee	Yanna Li	Yibing Li	Zhanlin Liao
Compensation Committee	Yibing Li	Zhanlin Liao	Yanna Li

The foregoing description of the offer letters is a general description only, does not purport to be complete, and is qualified in its entirety by reference to the terms of the Offer Letter attached hereto as Exhibits 4.1 and 4.2, respectively, which are incorporated herein by this reference.

Exhibits

Exhibit No.	Description
4.1	Director Offer Letter, dated October 11, 2024, by and between Mr. Yibing Li and the Company
4.2	Director Offer Letter, dated October 11, 2024, by and between Mr. Yanna Li and the Company

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top KingWin Ltd.

Date: October 11, 2024	By:	/s/ Ruilin Xu
	Name:	Ruilin Xu
	Title:	Chief Executive Officer

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